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                              February 10, 2023

       Stephen C. Glover
       Chief Executive Officer
       ZyVersa Therapeutics, Inc.
       2200 N. Commerce Parkway, Suite 208
       Weston, FL 33326

                                                        Re: ZyVersa
Therapeutics, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 1,
2023
                                                            File No. 333-268934

       Dear Stephen C. Glover:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 4, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1, filed on February 1, 2023

       Cover Page

   1. We note your disclosure on page 55 and elsewhere throughout your registration statement, that the conversion
price of the PIPE Shares and the Series B Shares will be reset to the price that your shares
will be sold for in this offering, but not below a price of $2.00 for the PIPE Shares and
$7.00 for the Series B Shares. We also note your disclosure that the exercise price of the
PIPE Warrants will be reset to the price that your shares are sold for in this offering, but
not below a price of $2.00. Please make these disclosures
                                                        prominently on the
cover page of the registration statement.
 Stephen C. Glover
FirstName LastNameStephen
ZyVersa Therapeutics, Inc. C. Glover
Comapany10,
February   NameZyVersa
            2023         Therapeutics, Inc.
February
Page 2 10, 2023 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Post-Business Combination Capital Needs, page 72

2. We note your response to prior comment 6 noting that you expect to raise capital through issuances of registered shares of your common stock to new and existing investors and your disclosure on page 124 noting that you intend to raise additional capital in the future to fund continued development. Please revise your disclosure here and in your risk factor section to discuss the effect that this offering will have on your ability to raise additional capital.
General

3. We note your disclosure that the company's stock price as of January 31, 2023, was $1.84, resulting in the Series A Preferred Stock and PIPE warrants being out of the money, based on the adjusted conversion and exercise prices of $2.00 per share. However, we also note that the company's stock price since February 2, 2023, has been above $2.00 per share.
         Please update your disclosure throughout the prospectus regarding potential profit accordingly.
4. We note your disclosure on page 54 that the Series A Certificate of Designation includes the right for the issuer to redeem the PIPE Shares at 120% of the issue price of the PIPE
         Shares then outstanding. We also note the Form S-1 filed by the company on January 27,
         2023, relating to a primary offering of common stock and warrants in which the company has stated its intention to use approximately $10.4 million of proceeds raised in that offering to redeem all of the PIPE Shares pursuant to the Series A Certificate of
         Designation. Please revise this prospectus to discuss the interaction of these two registration statements, disclosing that the PIPE shareholders will likely have their shares redeemed by the company at 120% of the issue price and that they will then, in fact, make a profit on such shares. Please carry this disclosure throughout the prospectus in all places in which you discuss the potential profit per PIPE share.
       Please contact Joshua Gorsky at 202-551-7836 or Laura Crotty at 202-551-7614 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Jared Kelly